UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Twist Bioscience Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

90184D100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184D100	13G	Page 2 of 15

1	Names of Reporting Persons Tao Invest LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,218,815
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,218,815
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,218,815
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.4%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 3 of 15

1	Names of Reporting Persons Tao Invest II LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 89,880
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 89,880
9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,880
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.3%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 4 of 15

1	Names of Reporting Persons Tao Invest III LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 357,143
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 357,143
9	Aggregate Amount Beneficially Owned by Each Reporting Person 357,143
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 5 of 15

1	Names of Reporting Persons Tao Capital Management LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,665,838
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,665,838
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,838
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%(1)
12	Type of Reporting Person (See Instructions) PN

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 6 of 15

1	Names of Reporting Persons Tao Capital Management Inc
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,665,838
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,665,838
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,838
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%(1)
12	Type of Reporting Person (See Instructions) CO

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 7 of 15

1	Names of Reporting Persons Nicholas J. Pritzker
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,665,838
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,665,838
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,838
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%(1)
12	Type of Reporting Person (See Instructions) IN

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 8 of 15

13	Names of Reporting Persons Joseph I. Perkovich
14	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
15	SEC Use Only
16	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	17	Sole Voting Power 0
	18	Shared Voting Power 1,665,838
	19	Sole Dispositive Power 0
	20	Shared Dispositive Power 1,665,838
21	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,838
22	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
23	Percent of Class Represented by Amount in Row (9) 6.0%(1)
24	Type of Reporting Person (See Instructions) IN

(1)

Based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

CUSIP No. 90184D100	13G	Page 9 of 15

Item 1(a)	Name of Issuer:

Twist Bioscience Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

455 Mission Bay Boulevard South

Suite 545

San Francisco, CA 94158

Item 2(a)	Name of Person Filing:

(i)	Tao Invest LLC
(ii)	Tao Invest II LLC
(iii)	Tao Invest III LLC
(iv)	Tao Capital Management LP
(v)	Tao Capital Management Inc
(vi)	Nicholas J. Pritzker
(vii)	Joseph I. Perkovich

Tao Capital Management LP (“Management LP”) is the managing member of each of Tao Invest LLC, Tao Invest II LLC and Tao Invest III LLC (collectively, the “Tao Funds”). Each of the Tao Funds directly beneficially owns the amount of Common Stock reported in this Schedule for each such Tao Fund. Tao Capital Management Inc (“Management Inc”) is the general partner of Management LP. Nicholas J. Pritzker is the chairman and Joseph I. Perkovich is the president of Management Inc. Accordingly, each of Management LP, Management Inc, Mr. Pritzker and Mr. Perkovich may be deemed to indirectly beneficially own the Common Stock reported herein.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Item 2(c)	Citizenship:

Each of the Tao Funds is a Delaware limited liability company. Management LP is a Delaware limited partnership. Management Inc is a Delaware corporation. Mr. Pritzker and Mr. Perkovich are U.S. citizens.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

90184D100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 90184D100	13G	Page 10 of 15

Item 4.	Ownership

(a)

Amount beneficially owned: Tao Invest LLC may be deemed to beneficially own 1,218,815 shares of Common Stock. Tao Invest II LLC may be deemed to own 89,880 shares of Common Stock. Tao Invest III LLC may be deemed to beneficially own 357,143 shares of Common Stock. Each of Management LP, Management Inc, Mr. Pritzker and Mr. Perkovich may be deemed to beneficially own 1,665,838 shares of Common Stock.

(b)

Percent of class: Tao Invest LLC may be deemed to beneficially own 4.4% of the Common Stock. Tao Invest II LLC may be deemed to beneficially own 0.3% of the Common Stock. Tao Invest III LLC may be deemed to beneficially own 1.3% of the Common Stock. Each of Management LP, Management Inc, Mr. Pritzker and Mr. Perkovich may be deemed to beneficially own 6.0% of the Common Stock. The percentages are based on 27,945,267 shares of Common Stock outstanding as of December 12, 2018, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2018.

(c)	Number of shares as to which Tao Invest LLC has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,218,815.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,218,815.

Number of shares as to which Tao Invest II LLC has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 89,880.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 89,880.

Number of shares as to which Tao Invest III LLC has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 357,143.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 357,143.

Number of shares as to which each of Management LP, Management Inc, Mr. Pritzker and Mr. Perkovich has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,665,838.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,665,838.

CUSIP No. 90184D100	13G	Page 11 of 15

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 90184D100	13G	Page 12 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

TAO INVEST LLC

By:	Tao Capital Management LP, its Managing Member

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

TAO INVEST II LLC

By:	Tao Capital Management LP, its Managing Member

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

TAO INVEST III LLC

By:	Tao Capital Management LP, its Managing Member

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

CUSIP No. 90184D100	13G	Page 13 of 15

By:	Tao Capital Management LP

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

By:	Tao Capital Management Inc

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

/s/ Joseph I. Perkovich
Joseph I. Perkovich

CUSIP No. 90184D100	13G	Page 14 of 15

EXHIBIT 1 – JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock of Twist Bioscience Corporation beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: February 12, 2019

TAO INVEST LLC

By:	Tao Capital Management LP, its Managing Member

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

TAO INVEST II LLC

By:	Tao Capital Management LP, its Managing Member

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

CUSIP No. 90184D100	13G	Page 15 of 15

TAO INVEST III LLC

By:	Tao Capital Management LP, its Managing Member

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

By:	Tao Capital Management LP

	By:	Tao Capital Management Inc, its
General Partner

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

By:	Tao Capital Management Inc

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: President

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

/s/ Joseph I. Perkovich
Joseph I. Perkovich